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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    --------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                            News Communications, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    652484601
               --------------------------------------------------
                                 (CUSIP Number)

                              Paul J. Pollock, Esq.
                        Piper Marbury Rudnick & Wolfe LLP
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6280
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 4, 2001
            --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                                  (Continued on following pages)


-----------------
          (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

CUSIP No.  652484601

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1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Wilbur L. Ross, Jr.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS*

        PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
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                        7      SOLE VOTING POWER

      NUMBER OF                         809,584 (1), (2) and (3)
       SHARES
     BENEFICIALLY   ------------------------------------------------------------
       OWNED BY         8      SHARED VOTING POWER
         EACH
      REPORTING                   0
       PERSON       ------------------------------------------------------------
        WITH            9      SOLE DISPOSITIVE POWER

                                       809,584 (1), (2) and (3)
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         WITH           10     SHARED DISPOSITIVE POWER

                                  0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   809,584 (1), (2) and (3)
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [X](3)

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.33%
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14        TYPE OF REPORTING PERSON*

                   IN
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(1)  Includes  75,000 shares that may be acquired upon the exercise of presently exercisable options.

(2) Includes 153,000 shares that may be acquired upon the exercise of presently exercisable warrants.

(3) Excludes all shares owned by other parties to the Stockholders' Agreement described in Item 6, of which Mr. Ross disclaims beneficial ownership.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT



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Schedule 13D is hereby amended as follows:


         Item 1.      Security and Issuer.


         This statement relates to the common stock, $0.01 par value, of News Communications, Inc., a Nevada corporation. The address of News Communications' principal executive office is 2 Park Avenue, Suite 1405, New York, New York 10016.


         Item 2.      Identity and Background.


         (a)  This statement is being filed on behalf of Wilbur L. Ross, Jr.


         (b) Mr. Ross' business address is 101 East 52nd Street, 19th Floor, New York, New York 10022.


         (c) Mr. Ross is a Managing Member of Rothchild Recovery Fund L.P. which is located at 101 East 52nd Street, 19th Floor, New York, New York, 10022.


         Item 4.      Purpose of Transaction.

                      Under the terms of the Stockholders' Agreement described in Item 6, Mr. Ross has the right to designate one of the nine members of the Board of Directors for as long as James Finkelstein is the President and Chief Executive Officer of the Issuer. In addition, Mr. Ross, with the mutual agreement of the Davis Group and the Weiss Group, (as such terms are defined in Item 6), has the right to designate two more persons to serve on the Board of Directors. Mr. Ross has further agreed to vote his shares which he owns or has voting power so as to elect the other eight designated nominees constituting the entire Board of Directors. Accordingly, Mr. Ross and the other stockholders that are parties to the Stockholders' Agreement will control the election of all of the members of the Board of Directors of the Issuer. See Item 6.

                      Further, as more particularly described in Item 6, under the terms of the Letter Agreement, stockholders owning a majority of the Issuer's shares entitled to vote (including Mr. Ross) have agreed, subject to board approval, to vote in favor of a transaction in which a newly formed entity controlled by James Finkelstein would acquire all of the outstanding shares of the Issuer for a purchase price of $1.30 per share payable through a combination of cash, equity securities and/or debt securities. James Finkelstein has no obligation to proceed with any such plan to acquire control of the Issuer.

                      Except as set forth above, Mr. Ross has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


         Item 5.      Interest in Securities of the Issuer.

                  (a-b) As of June 4, 2001, Mr. Ross may be deemed to beneficially own 809,584 shares, or 7.33%, of the Issuer's common stock outstanding as follows: (i) 428,399 shares owned by Mr. Ross; (ii) 152,852 shares issuable upon conversion of 40,000 shares of $10 Convertible Preferred Stock owned by Mr. Ross; (iii) options to purchase 75,000 shares owned by Mr. Ross; (iv)



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


warrants to purchase 53,333 shares owned by Mr. Ross and (v) warrants to purchase 100,000 shares owned by Rothschild Recovery Fund L.P. Mr. Ross has sole voting and dispositive power over the 809,584 shares of the Issuer's common stock, or 7.33% of its issued and outstanding common stock.

                  By virtue of having entered into the Stockholders' Agreement, Mr. Ross may be deemed under Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act to be a member of a group with the Stockholders described in Item
6. However, under the Stockholders' Agreement, Mr. Ross has neither voting power nor investment power with respect to the shares held by those stockholders. Accordingly, pursuant to Rule 13d-4 promulgated under the Exchange Act, Mr. Ross expressly disclaims beneficial ownership of the shares beneficially owned by the other stockholders and the filing of this Statement on Schedule 13D shall not be construed as an admission that Mr. Ross is the beneficial owner, under Section 13(d) or 13(g) of the Exchange Act, of the shares beneficially owned by the other stockholders.


         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                      Mr. Ross, James A. Finkelstein, the Issuer, J. Morton Davis, D.H. Blair Investment Banking Corp. ("Blair"), Rivkalex Corporation and
Rosalind Davidowitz (collectively, the "Davis Group"), Jerry Finkelstein, The Finkelstein Foundation, Inc. and Shirley Finkelstein (collectively, the "Jerry Finkelstein Group"), Melvyn I. Weiss and the M&B Weiss Family Partnership (together, the "Weiss Group") and the holders of the Issuer's $10 Convertible Preferred Stock entered into a Letter Agreement, dated as of May 8, 2001, pursuant to which, among other things, James Finkelstein was hired to serve as President and Chief Executive Officer of the Issuer. The terms of the Letter Agreement are incorporated herein by reference.

                      Under the terms of the Letter Agreement, Mr. Ross, the Davis Group, the Weiss Group, the Jerry Finkelstein Group and James Finkelstein have agreed, subject to board approval and the receipt of a fairness opinion, to vote in favor of the following plan (the "Going Private Plan") if proposed before May 15, 2002:

                      1. James Finkelstein or an entity controlled by James Finkelstein would form a new entity ("Newco") and James Finkelstein would contribute all shares of the Issuer's stock owned by him to Newco.

                      2. James Finkelstein would purchase, for an aggregate of $310,000, additional shares of Newco Common Stock which, after giving effect to the transactions described below, would represent 50.1% of the issued and outstanding Newco Common Stock.

                      3. Newco would enter into a merger or other agreement with the Issuer pursuant to which Newco would acquire all of the shares of the Issuer not owned by it for an aggregate consideration of $1.30 per share on the following terms:

                           i. Each of the Jerry Finkelstein Group, Mr. Ross, the
                  Weiss Group, the Davis Group and the holders of the Issuer's $10 Convertible Preferred Stock would receive for each share of the Issuer's Common Stock owned by them approximately 0.175 shares of Newco Common Stock and approximately $1.125 principal amount of Newco's 5% Subordinated Notes (the "Control Shareholder Consideration").

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                           ii. All other stockholders of the Issuer will receive
                  for each of the Issuer's shares owned by them $.35 in cash and $.95 principal amount of Newco's 8% Senior Subordinated Notes due on the fourth anniversary of the consummation of the Going Private Plan (the "General Shareholder Consideration").

                  In connection with the consummation of the transactions contemplated by the Letter Agreement, the following documents were delivered and the following transactions were consummated involving Mr. Ross:

                      1. James Finkelstein, Mr. Ross, the Jerry Finkelstein Group, the Weiss Group and the Davis Group (each member of the Jerry Finkelstein Group, the Davis Group, the Weiss Group, Mr. Ross and James Finkelstein, individually, a "Stockholder" and collectively the "Stockholders") entered into a Stockholders' Agreement dated as of May 8, 2001 (the "Stockholders' Agreement").

                      Pursuant to the terms of the Stockholders' Agreement, subject to limited exceptions, James Finkelstein has been granted an irrevocable proxy to vote all of the shares held by the Davis Group until such time as James Finkelstein ceases to be employed as the President and Chief Executive Officer of the Issuer. In addition, the Stockholders' Agreement provides that, for so long as James Finkelstein is President and Chief Executive Officer of the Issuer, the Stockholders have agreed to act to maintain the size of the Issuer's Board of Directors at 9 members and to vote their shares so as to elect as directors of the Issuer as follows: (i) four persons designated by James Finkelstein, one of whom shall initially be James Finkelstein and one of whom shall initially be Jerry Finkelstein; (ii) one person designated by Mr. Ross who shall initially be Mr. Ross; (iii) one person designated by the Weiss Group who shall initially be Gary Weiss;
         (iv) one person designated by the Davis Group who shall initially be Martin A. Bell; and (v) two persons designated by the mutual agreement of the Davis Group, the Weiss Group and Mr. Ross. The terms of the Stockholders' Agreement are incorporated herein by reference.

                      2. Mr. Ross entered into a letter agreement with Blair, Melvyn I. Weiss ("Weiss"), Jerry Finkelstein and Hillel Weinberger dated May 23, 2001 (the "Weinberger Letter"). Under the terms of the Weinberger Letter, Mr. Ross, Blair, Weiss and Jerry Finkelstein agreed to exchange, on a pro rata basis, 150,000 shares of the Issuer's Common Stock which would be entitled to receive the Control Shareholder Consideration for the 150,000 shares of the Issuer's Common Stock owned by Mr. Weinberger with respect to which Mr. Weinberger would be entitled to receive the General Shareholder Consideration. The terms of the Weinberger Letter are incorporated herein by reference

                  Except as set forth above in this Item 6, Mr. Ross has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

                  The foregoing description of each of the agreements incorporated by reference into this Item 6 are qualified by reference to the actual agreement attached as an exhibit to this Schedule 13D.


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



         Item 7.      Material to be Filed as Exhibits.

                  The following are filed herewith as Exhibits:


                                                                                              Exhibit No. in
  Exhibit         Description                                                                 Referenced Document
  -------         -----------                                                                 --------------------
  1.              Letter Agreement dated as of May 8, 2001 by and between News                    10.1(1)
                  Communications, Inc. and James Finkelstein.

  2.              Stockholders' Agreement dated as of May 8, 2001 by and among Jerry              10.2(1)
                  Finkelstein,   The  Finkelstein   Foundation,   Inc.,  Shirley
                  Finkelstein,  Wilbur L. Ross, Jr.; Melvyn I. Weiss,  M&B Weiss
                  Family  Partnership,  J. Morton Davis,  D.H. Blair  Investment
                  Banking Corp., Rivkalex Corporation,  Rosalind Davidowitz  and
                  James Finkelstein.

  3.              Letter Agreement dated May 23, 2001 by and among D.H. Blai Investment           10(2)
                  Banking Corp.,  Wilbur L. Ross,  Jr.,  Melvyn I. Weiss,  Jerry
                  Finkelstein and Hillel Weinberger.



(1) Incorporated by reference from Current Report of the Issuer on Form 8-K relating to events occurring on June 4, 2001.

(2) Incorporated  by  reference  from  Amendment  No.  18 to  Schedule  13D of
J. Morton Davis, D.H. Blair Investment Banking Corp. and Rosalind Davidowitz relating to events occurring on June 4, 2001 and filed with the SEC on June 14, 2001.


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


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

         Dated:  July 5, 2001



                                                      /s/ Wilbur L. Ross, Jr.
                                                   -----------------------------
                                                       Wilbur L. Ross, Jr.



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